Jason H. Scott	jscott@mcguirewoods.com
Direct: 704.373.8862	Direct Fax: 704.353.6181

February 5, 2007

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
Mail Stop 7010
Washington, D.C. 20549-7010

Re:	Gran Tierra Energy Inc. (the “Company”)
Amendment No. 4 to Registration Statement on Form SB-2
Filed January 17, 2007
File No. 333-132352
Form 10-KSB, as amended, for the fiscal year ended December 31, 2005
Form 10-QSB, as amended, for the fiscal quarter ended September 31, 2006
File No. 333-111656

Dear Mr. Schwall:

This is in response to your comment letter to Dana Coffield dated February 2, 2007 with respect to the above-referenced filings. The Company is simultaneously filing Amendment No. 5 to Registration Statement No. 333-132352.

We have set forth below the comments in your letter dated February 2, 2007 in italics with the Company’s responses to each.

Form SB-2/A4

Management's Discussion and Analysis

Plan of Operations, page 32

1.	Please update your plan of operations for 2007.

RESPONSE: The Company has revised the Plan of Operations section on page 32 of Form SB-2/A to provide its plan of operations for 2007.

Subsequent Events, page 35

2.	If material, please describe the minimum work obligations for the property you own in Peru which has received final ratification by the government of Peru.

February 5, 2007

RESPONSE: The Company has revised the Subsequent Events section on page 35 of Form SB-2/A to describe the minimum work obligations for the property in Peru which received final ratification by the government of Peru.

Oil and Gas Properties - Argentina

Nicatimbay, page 48

3.	Please update the information in regard to the status of the Nacatimbay property. We note that you say that you will be assessing the potential of the block in 2006.

RESPONSE:  The Company has revised page 48 of the Form SB-2/A to provide updated information with respect to the Nacatimbay property.

Directors, Executive Officers, Promoters and Control Persons

Executive Officers and Directors, page 55

4.	We note your addition of a biography for your new CFO, Mr. Eden. In his biography, please add the month in which he began and ended the positions listed for him for the past five years.

RESPONSE: The Company has revised page 55 of the Form SB-2/A to include the months Mr. Eden began and ended the positions listed for him for the past five years.

By copy of this letter, we are forwarding six marked copies of Amendment No. 5 to Form SB-2 to each of Donna Levy and Jennifer Gallagher of your office. If you have any questions, please contact me at (704) 373-8862.

Sincerely,

/s/ Jason H. Scott

Jason H. Scott

cc:	Donna Levy
Dana Coffield
Martin Eden
James Hart
Louis Zehil
Jennifer Gallagher
James Murphy